SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

A.M. Castle & Co.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

148411101
(CUSIP Number)

c/o Ryerson Inc.
227 W. Monroe, 27th Floor
Chicago, Illinois 60606
Attention: Edward J. Lehner
Executive Vice President and Chief Financial Officer
(312) 292-5020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)

Cristopher Greer, Esq.
Russell L. Leaf, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

August 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411101		Page 2 of 21 Pages
1		NAME OF REPORTING PERSON EPE, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 3 of 21 Pages
1		NAME OF REPORTING PERSON Ryerson Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 4 of 21 Pages
1		NAME OF REPORTING PERSON Ryerson Holding Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 5 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Capital Partners-PF, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 6 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Capital Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 7 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Capital Partners-A, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 8 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Capital Partners-PF II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 9 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Capital Partners II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 10 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Capital Partners-A II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 11 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Rhombus Principals, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 12 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 13 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Investment Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 14 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Partners II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 15 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity Investment Holdings II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 16 of 21 Pages
1		NAME OF REPORTING PERSON Platinum Equity, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

CUSIP No. 148411101		Page 17 of 21 Pages
1		NAME OF REPORTING PERSON Tom T. Gores
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,428
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,428 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05% (based on 23,092,184 shares of Common Stock outstanding on July 30, 2012)*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* As disclosed by A.M. Castle & Co. in its Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission on August 7, 2012

Item 1.                  Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, $0.01 par value (“Common Stock”), of A.M. Castle & Co., a Maryland corporation (“A.M. Castle & Co.” or the “Company”).  A.M. Castle & Co.’s principal executive office is 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

Item 2.                  Identity and Background

(a) — (c), (f)  This Statement is filed jointly by EPE, LLC, a Delaware limited liability company (the “SPV”), Ryerson Inc., a Delaware corporation (the “Operating Company”), Ryerson Holding Corporation, a Delaware corporation (the “Holding Company”), Platinum Equity Capital Partners-PF, L.P., a Delaware limited partnership (“PECP-PF”), Platinum Equity Capital Partners, L.P., a Delaware limited partnership (“PECP”), Platinum Equity Capital Partners-A, L.P., a Delaware limited partnership (“PECP-A”), Platinum Equity Capital Partners-PF II, L.P., a Delaware limited partnership (“PECP-PF II”), Platinum Equity Capital Partners II, L.P., a Delaware limited partnership (“PECP II”), Platinum Equity Capital Partners-A II, L.P., a Delaware limited partnership (“PECP-A II”), Platinum Rhombus Principals, LLC, a Delaware limited liability company (“Rhombus” and, together with PECP-PF, PECP, PECP-A, PECP-PF II, PECP II and PECP-A II, the “Funds”), Platinum Equity Partners, LLC, a Delaware limited liability company (“Platinum Partners”), Platinum Equity Partners II, LLC, a Delaware limited liability company (“Platinum Partners II”), Platinum Equity Investment Holdings, LLC (“Platinum Investment”), Platinum Equity Investment Holdings II, LLC (“Platinum Investment II ”), Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and Tom T. Gores, an individual (together with the SPV, the Operating Company, the Holding Company, the Funds, Platinum Partners, Platinum Partners II, Platinum Investment, Platinum Investment II and Platinum Equity, the “Reporting Persons”).

The principal place of business and principal office of each of the SPV, the Operating Company and the Holding Company is 227 W. Monroe, 27th Floor, Chicago, Illinois 60606.  The principal place of business and principal office of each of the Funds, Platinum Partners, Platinum Partners II, Platinum Investment, Platinum Investment II, Platinum Equity, Rhombus and Tom Gores is 360 North Crescent Drive, Beverly Hills, California 90210.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Exchange Act”) is attached hereto as Exhibit 99.1.

The SPV is a direct wholly owned subsidiary of the Operating Company.  The Operating Company is a direct wholly owned subsidiary of the Holding Company.  Substantially all of the issued and outstanding capital stock of the Holding Company is owned by the Funds.

The principal business of the Holding Company is to serve as the holding company of the Operating Company.  The principal business of the Operating Company is to conduct materials distribution operations through its subsidiaries and joint ventures, primarily in the United States, Canada, China, Mexico and Brazil.  The principal business of the SPV is to serve as the holding company for the shares of Common Stock reported in this Schedule 13D.  The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Holding Company, the Operating Company and the SPV, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto and incorporated herein by reference.

Each of the Funds is a private investment fund engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Platinum Partners is the general partner of PECP-PF, PECP and PECP-A and its principal business is to serve as the general partner of PECP-PF, PECP and PECP-A and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Platinum Investment is the senior managing member of each of Rhombus and Platinum Partners. The principal business of Platinum Investment is to serve as managing member of Rhombus and Platinum Partners and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Platinum Partners II is the general partner of PECP-PF II, PECP II and PECP-A II and its principal business is to serve as the general partner of PECP-PF II, PECP II and PECP-A II and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Platinum Investment II is the senior managing member of Platinum Partners II. The principal business of Platinum Investment II is to serve as managing member of Platinum Partners II and various other private investment funds that are engaged in the making, holding and disposing of investments in various industries, principally in the United States.

Platinum Equity is the sole member of each of Platinum Investment and Platinum Investment II.  The principal business of Platinum Equity is to engage in the merger, acquisition, and operation of companies.

Tom Gores, who is a U.S. citizen and the chairman of Platinum Equity, is the ultimate beneficial owner of Platinum Equity.

(d) — (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                  Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, the SPV owns an aggregate of 1,397,428 shares of Common Stock, which were acquired in open market purchases for aggregate consideration (excluding commissions) of approximately $17,394,100.  All of the funds required to acquire the shares of Common Stock were obtained from the available cash of the Operating Company, which funds were made available to the SPV to enable it to purchase such shares of Common Stock.

Item 4.                  Purpose of Transaction.

The SPV acquired the shares of Common Stock in connection with the intention of the Reporting Persons to engage in discussions and/or communications with the Company, its representatives or other persons concerning the business and operations of the Company and/or the strategic alternatives that may be available to the Company, including a possible acquisition of the Company by one or more of the Reporting Persons or their respective affiliates.  Such discussions and communications may also concern the acquisition by the Reporting Persons or their affiliates of additional shares of Common Stock (or other securities of the Company or its subsidiaries) and/or the request by the Reporting Persons for representation on the Board of Directors of the Company.  Without limiting the foregoing, the Reporting Persons intend to review their investment in the Company on a continuing basis and may acquire additional shares of Common Stock (or other securities of the Company or its subsidiaries) or dispose of some or all of their shares of Common Stock (or other securities of the Company or its subsidiaries) that they may own from to time.

Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, has any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.                  Interest in Securities of the Issuer.

(a)           Due to their respective relationships with the SPV and each other, as of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 1,397,428 shares of Common Stock, all of which shares of Common Stock are owned directly by SPV (the “Shares”).  The Shares represent 6.05% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 23,092,184 shares of Common Stock outstanding as of July 30, 2012, as reported in A.M. Castle & Co.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed by the Company with the Securities and Exchange Commission on August 7, 2012.

(b)           The Operating Company is the sole stockholder of the SPV. The Holding Company is the sole stockholder of the Operating Company.  The Funds collectively own substantially all of the issued and outstanding capital stock of the Holding Company. Platinum Partners is the general partner of PECP-PF, PECP and PECP-A.  Platinum Partners II is the general partner of PECP-PF II, PECP II and PECP-A II. Platinum Investment is the senior managing member of each of Rhombus and Platinum Partners.  Platinum Investment II is the senior managing member of Platinum Partners II. Platinum Equity is the sole member of each of Platinum Investment and Platinum Investment II.  Tom Gores is the ultimate beneficial owner and Chairman of Platinum Equity.  Each of such entities/persons may be deemed to have shared power to vote or direct the voting of the 1,397,428 shares of Common Stock reported in this Schedule 13D.  Each of the Reporting Persons disclaims beneficial ownership of such Common Stock to the fullest extent permitted by applicable law, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Set forth on Schedule II hereto are all transactions in the Common Stock effected during the past sixty days by the Reporting Persons.

        (d)           Other than the SPV, which directly holds shares of Common Stock, and except as set forth in this Item 5 and for the persons referred to in Item 2, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

        (e)           Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D.

Except as described in Items 3, 4 and 5 and in the agreement incorporated herein by reference and set forth as an exhibit hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.                  Material to be filed as Exhibits.

Exhibit 99.1      Joint Filing Agreement, dated as of August 20, 2012, by and among the Reporting Persons.

SIGNATURES

    After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2012	EPE, LLC

	By:	/s/ Edward J. Lehner
		Name:	Edward J. Lehner
		Title:	Executive Vice President and Chief Financial Officer

RYERSON INC.

	By:	/s/ Edward J. Lehner
		Name:	Edward J. Lehner
		Title:	Executive Vice President and Chief Financial Officer

RYERSON HOLDING CORPORATION

	By:	/s/ Edward J. Lehner
		Name:	Edward J. Lehner
		Title:	Executive Vice President and Chief Financial Officer

PLATINUM EQUITY CAPITAL PARTNERS-PF, L.P.

	By:	Platinum Equity Partners, LLC, its general partner

		By:	Platinum Equity Investment Holdings, LLC, its senior managing member

By: /s/ Mary Ann Sigler
			Name:	Mary Ann Sigler
			Title:	Vice President

[Signature Page to Schedule 13D]

PLATINUM EQUITY CAPITAL PARTNERS, L.P.

By:	Platinum Equity Partners, LLC, its general partner

	By:	Platinum Equity Investment Holdings, LLC, its senior managing member

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

PLATINUM EQUITY CAPITAL PARTNERS-A, L.P.

By:	Platinum Equity Partners, LLC, its general partner

	By:	Platinum Equity Investment Holdings, LLC, its senior managing member

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

PLATINUM EQUITY CAPITAL PARTNERS-PF II, L.P.

By:	Platinum Equity Partners II, LLC, its general partner

	By:	Platinum Equity Investment Holdings II, LLC, its senior managing member

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

PLATINUM EQUITY CAPITAL PARTNERS II, L.P.

By:	Platinum Equity Partners II, LLC, its general partner

	By:	Platinum Equity Investment Holdings II, LLC, its senior managing member

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

[Signature Page to Schedule 13D]

PLATINUM EQUITY CAPITAL PARTNERS-A II, L.P.

By:	Platinum Equity Partners II, LLC, its general partner

	By:	Platinum Equity Investment Holdings II, LLC, its senior managing member

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

PLATINUM RHOMBUS PRINCIPALS, LLC

By:	Platinum Equity Investment Holdings, LLC, its senior managing member

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

By:	PLATINUM EQUITY PARTNERS, LLC

	By:	Platinum Equity Investment Holdings, LLC, its senior managing member

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

PLATINUM EQUITY PARTNERS II, LLC

By:	Platinum Equity Investment Holdings II, LLC, its senior managing member

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC

By: /s/ Mary Ann Sigler
		Name:	Mary Ann Sigler
		Title:	Vice President

[Signature Page to Schedule 13D]

PLATINUM EQUITY LLC

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Title: Executive Vice President and Chief Financial Officer

By:	/s/ Mary Ann Sigler
	Name:	Tom T. Gores, by Mary Ann Sigler, attorney-in-fact

[Signature Page to Schedule 13D]

SCHEDULE I

Set forth below is a list of the directors and executive officers of the Holding Company, the Operating Company and the SPV, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person.  To the Holding Company’s, the Operating Company’s and the SPV’s knowledge, all directors and officers listed below are citizens of the United States.  Unless otherwise indicated below the business address of each director and executive officer of the Holding Company, Operating Company and SPV is c/o Ryerson Inc., 227 W. Monroe, 27th Floor, Chicago, Illinois 60606.

Directors of the Holding Company Name Robert L. Archambault Eva M. Kalawski Jacob Kotzubei Mary Ann Sigler

Present Principal Occupation
Partner, Platinum Equity Advisors, LLC
Executive Vice President, General Counsel and Secretary, Platinum Equity Advisors, LLC
Partner, Platinum Equity Advisors, LLC
Executive Vice President and Chief Financial Officer, Platinum Equity Advisors, LLC

Executive Officers of the Holding Company Name Michael C. Arnold Edward J. Lehner	Position Chief Executive Officer and President Executive Vice President and Chief Financial Officer

Directors of the Operating Company Name Eva M. Kalawski Jacob Kotzubei Mary Ann Sigler

Present Principal Occupation
Executive Vice President, General Counsel and Secretary, Platinum Equity Advisors, LLC
Partner, Platinum Equity Advisors, LLC
Executive Vice President and Chief Financial Officer, Platinum Equity Advisors, LLC

Executive Officers of the Operating Company Name Michael C. Arnold Edward J. Lehner	Position Chief Executive Officer and President Executive Vice President and Chief Financial Officer

Managers of the SPV Name Eva M. Kalawski	Present Principal Occupation Executive Vice President, General Counsel and Secretary, Platinum Equity Advisors, LLC
Executive Officers of the SPV Name Michael C. Arnold Edward J. Lehner	Position Chief Executive Officer and President Executive Vice President and Chief Financial Officer

[Schedule I to Schedule 13D]

SCHEDULE II
This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
August 6, 2012	30,000	7.9186 (1)
August 7, 2012	20,000	7.8965 (2)
August 8, 2012	54,959	8.1011 (3)
August 9, 2012	15,695	8.7319 (4)
August 13, 2012	35,072	8.7452 (5)
August 14, 2012	40,302	8.7377 (6)
August 15, 2012	1,400	8.75
August 20, 2012	100,000	9.0903 (7)

(1)  The price reported is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $7.71 to $8.10, inclusive.

(2)  The price reported is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $7.83 to $7.95, inclusive.

(3)  The price reported is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $7.92 to $8.25, inclusive.

(4)  The price reported is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $8.50 to $8.75, inclusive.

(5)  The price reported is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $8.70 to $8.75, inclusive.

(6)  The price reported is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $8.67 to $8.75, inclusive.

(7)  The price reported is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $9.00 to $9.25, inclusive.

The Reporting Persons undertake to provide to the issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) through (7).

[Schedule II to Schedule 13D]